FORM 5

(  ) Check this box if no longer
      subject to Section 16.  Form 4
      or Form 5 obligations may continue.
      See Instruction 1(b).

(  ) Form 3 Holdings Reported

(  ) Form 4 Transactions Reported


                U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549
          ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

      Filed pursuant to Section 16(a) of the Securities Exchange
           Act of 1934, Section 17(a) of the Public Utility
         Holding Company Act of 1935 or Section 30(f) of the
                    Investment Company Act of 1940

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1.  Name and Address of Reporting Person

    M.G. Rose
    c/o LaSalle Partners Incorporated
    200 East Randolph Drive
    Chicago, IL  60601
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2.  Issuer Name and Ticker or Trading Symbol

    LaSalle Partners Incorporated, LAP
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3.  IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

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4.  Statement for Month/Year

    1998
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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of Reporting Person to Issuer (Check all applicable)
(X) DIRECTOR
( ) 10% OWNER
(X) OFFICER (GIVE TITLE BELOW)
( ) OTHER (SPECIFY BELOW)

    Officer of Subsidiary
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7.  Individual or Joint/Group Filing (Check applicable line)
(X) Form filed by One Reporting Person
( ) Form filed by More than One Reporting Person

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TABLE I
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.  Title of Security (Instr. 3)
     Common Stock
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2.  Transaction Date (Month/Day/Year)
     (i)   6/30/98
     (ii)  7/1/98
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3.  Transaction Code (Instr.8)
     (i)   J, see footnote (1) to this form
     (ii)  J, see footnote (2) to this form
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


4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
     (i) 439,308 shares of Common Stock, A, see footnote (1) to this form
     (ii)  347 shares of Common Stock, A, $30.28
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5.  Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year
    (Instr. 3 and 4)
     419,335 shares of Common Stock
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
     D
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
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TABLE II
Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

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1.  Title of Derivative Security (Instr. 3)

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2.  Conversion or Exercise Price of Derivative Security

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3.  Transaction Date (Month/Day/Year)

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4.  Transaction Code (Instr. 8)

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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

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6.  Date Exercisable and Expiration Date (Month/Day/Year)

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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

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8.  Price of Derivative Security (Instr. 5)

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9.  Number of Derivative Securities Beneficially Owned at End of Year
    (Instr. 4)

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10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)
    (Instr. 4)

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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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


FOOTNOTES:

1. Effective June 30, 1998, each of DEL-LPL Limited Partnership, a Delaware limited partnership ("DEL-LPL"), DEL-LPAML Limited Partnership, a Delaware limited partnership ("DEL-LPAML"), and DEL/LaSalle Finance Company, L.L.C., an Illinois limited liability company ("DEL/LaSalle"), was dissolved. DEL-LPL was the 85% member of DEL/LaSalle, and DEL-LPAML was the 15% member of DEL/LaSalle. On December 17, 1998, all of the shares of Common Stock held by DEL/LaSalle were distributed to the members as a liquidating distribution from DEL/LaSalle. On December 17, 1998, all of the shares of Common Stock held by DEL-LPL and DEL-LPAML, including the shares received as a liquidating distribution from DEL/LaSalle, were distributed to the partners of DEL-LPL and DEL-LPAML as a liquidating distribution. Mr. Rose was a partner of DEL-LPL and DEL-LPAML. Mr. Rose previously reported indirect beneficial ownership of shares of Common Stock held by DEL-LPL, DEL-LPAML and DEL/LaSalle, and this form reports a change in the nature of that ownership. The difference between the amount acquired and the amount held at year end is attributable to a previously reported sale.

2.    Purchase under a Stock Purchase Plan exempt pursuant to Rule 16b-
3(c).









/s/ Fritz E. Freidinger as Attorney-in-Fact       February 12, 1999
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**SIGNATURE OF REPORTING PERSON                         Date

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS.  SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).